SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 19, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower, 43rd Fl.
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein are the Registrant’s Annual Consolidated Financial Statements (audited) as at December 31, 2005.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

March 19, 2006

SCAILEX CORPORATION LTD.
(Formerly SCITEX CORPORATION LTD.)

2005 CONSOLIDATED FINANCIAL STATEMENTS

SCAILEX CORPORATION LTD.
2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

SCAILEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scailex Corporation Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of $954,132 and $18,550,000 at December 31, 2005 and 2004, respectively, and net income (losses) of ($3,497,222) and $1,739,810 for the years then ended, respectively. We did not audit the financial statements of certain associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2004 is $124,000, and the Company’s share in losses of which is $1,418,000 and $5,637,000 in 2004 and 2003, respectively. Those financial statements were audited by other independent registered public accounting firms whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other independent registered public accounting firms.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent registered public accounting firms provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent registered public accounting firms, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tel-Aviv, Israel March 19, 2006	BY: /S/ Kesselman & Kesselman —————————————— Certified Public Accountants (Isr.)

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	December 31

	2005	2004

	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	200,350	85,892
Short-term investments	30,405	56,693
Restricted deposit	5,165	5,000
Other receivables	583	962
Deferred income taxes	1,260	709
Current assets of discontinued operations	80,754	89,767

T o t a l current assets	318,517	239,023

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Restricted deposit		5,000
Securities held-to-maturity	29,707
Other investments and prepaid expenses	1,540	1,574
Funds in respect of employee rights upon retirement	613	596

	31,860	7,170

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 5)	82	101

INTANGIBLE ASSETS, net of accumulated amortization (note 6)	559	1,774

NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS		26,085

	351,018	274,153

BY: /S/ Ami Erel —————————————— Ami Erel Chairman of the Board of Directors

BY: /S/ Raanan Cohen —————————————— Raanan Cohen Interim President & Chief Executive Officer

4

	December 31

	2005	2004

	U.S. dollars in thousands

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Trade payables	329	312
Income taxes payable	13,660	13,872
Accrued and other liabilities	1,507	1,046
Current liabilities related to discontinued operations	30,822	83,352

T o t a l current liabilities	46,318	98,582

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement (note 7)	715	648
Long-term liabilities related to discontinued operations	1,192	16,423

T o t a l long-term liabilities	1,907	17,071

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)

T o t a l liabilities	48,225	115,653

MINORITY INTEREST OF DISCONTINUED OPERATION	41,190	4,226

SHAREHOLDERS’ EQUITY (note 9):

Share capital - ordinary shares of NIS 0.12 par value (authorized: December 31, 2005 and 2004 - 48,000,000 shares; issued and outstanding: December 31, 2005 and 2004 - 43,467,388 shares)	6,205	6,205
Capital surplus	280, 868	278,812
Accumulated other comprehensive loss	(1,110)	(327)
Deferred stock compensation	(45)	(517)
Retained earnings (accumulated deficit)	7,985	(97,599)
Treasury shares, at cost (December 31, 2005 and 2004 - 5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders’ equity	261,603	154,274

	351,018	274,153

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands (except per share data)

RESEARCH AND DEVELOPMENT COSTS, net	2,549	2,168
MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES	3,679	4,859	2,890
AMORTIZATION OF INTANGIBLE ASSETS	1,215	1,215

OPERATING LOSS	(7,443)	(8,242)	(2,890)
FINANCIAL INCOME, net	4,293	2,723	48
OTHER INCOME, net	917	648	498

LOSS BEFORE TAXES ON INCOME	(2,233)	(4,871)	(2,344)
INCOME TAX BENEFITS (note 12)	94	1,121
SHARE IN RESULTS OF ASSOCIATED COMPANY (including gain gain from sale of the associated company in 2005 of $2,981)	2,876	(1,418)	(5,637)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	737	(5,168)	(7,981)
NET INCOME FROM DISCONTINUED OPERATIONS, net of taxes and minority interests	105,401	52,421	9,368

NET INCOME	106,138	47,253	1,387

EARNING (LOSS) PER SHARE (“EPS”) - BASIC:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.77	1.30	0.22

	2.79	1.17	0.03

EARNING (LOSS) PER SHARE (“EPS”) - DILUTED:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.67	1.30	0.22

	2.69	1.17	0.03

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS (in thousands):
Basic	38,066	40,336	43,018

Diluted	38,134	40,336	43,018

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive Income (loss)	Accumulated deficit	Deferred Stock Compensation	Treasury shares	Total shareholders’ equity

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2003	6,205	364,619	801	(146,239)	–,–	(4,207)	221,179
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Net Income				1,387			1,387
Other comprehensive loss, in respect of currency translation adjustments			(1,353)				(1,353)

T o t a l comprehensive income							34

Share in beneficial conversion feature relating to convertible preferred shares issued by Scailex Vision (see note 14b)		3,485					3,485

BALANCE AT DECEMBER 31, 2003	6,205	368,104	(552)	(144,852)	–,–	(4,207)	224,698
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Net income				47,253			47,253
Other comprehensive income (loss), in respect of:
Available-for-sale securities, net			(327)				(327)
Realization of currency translation adjustments			552				552

T o t a l comprehensive income							47,478

Cash distribution		(89,837)					(89,837)
Deferred stock compensation related to options granted to employees		545			(545)
Amortization of deferred stock compensation from options granted to employees					28		28
Treasury shares						(28,093)	(28,093)

BALANCE AT DECEMBER 31, 2004	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Net income				106,138			106,138
Other comprehensive loss, in respect of:
Available-for-sale securities			(865)				(865)
Realized losses included in net income			82				82

T o t a l comprehensive income							105,355

Deferred stock compensation related to options granted to employees		1,502			(1,502)
Amortization of deferred stock compensation from options granted to employees					1,974		1,974

BALANCE AT DECEMBER 31, 2005	6,205	280,314	(1,110)	8,539	(45)	(32,300)	261,603

The accompanying notes are an integral part of the financial statements.

(Continued - 1)

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	106,138	47,253	1,387
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Gain from sale/Share in results of associated companies (including funds received from cost method investee), net	(3,668)	1,418	5,637
Depreciation and amortization	1,252	1,273	23
Amortization of deferred stock compensation	20	20
Gain from issuance of shares by an associated company		(137)
Long-term prepaid expenses	21	(16)
Write-down of investment in investee companies		137	2,493
Gain from waiver of loan		(581)
Accrued severance pay, net	50	42
Deferred income taxes, net	(551)	(709)
Loss (gain) from sale of available-for-sale and bonds interests Income	59	70	(11,058)
Changes in operating asset and liability items:
Decrease (Increase) in other receivables	359	257	(3)
Increase (decrease) in accounts payable and accruals	542	(275)	142
Other items, net		(339)	(8)
Net cash used in discontinued operation, net	(131,209)	(58,717)	(4,777)

Net cash used in operating activities	(26,987)	(10,304)	(6,164)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of assets and operations consolidated for the first time*		294
Acquisition of available for sale marketable securities	(13,233)	(98,198)
Proceeds from sale of marketable securities	8,972	49,034
Purchase of fixed assets	(18)	(10)
Proceeds from sale of investment in discontinued operations	199,164	230,418
Proceeds from sale of other investment			53,886
Proceeds from disposal of associated company	3,000
Distribution of funds from cost method investment	1,006
Restricted deposits	4,835	(10,000)
Investment in associated companies and other investments	(325)	(594)	(3,061)
Net cash provided by (used in) discontinued operations, net	(18,802)	2,219	72

Net cash provided by investing activities	184,599	173,163	50,897

(Concluded - 2)

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Subtotal - brought forward	157,612	162,859	44,733

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares		(28,093)
Cash distribution		(89,837)
Repayment of long-term loans and other liabilities			(18,759)
Net cash provided by (used in) discontinued operations, net	(43,154)	(15,798)	9,073

Net cash used in financing activities	(43,154)	(133,728)	(9,686)

NET INCREASE IN CASH AND CASH EQUIVALENTS	114,458	29,131	35,047

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,892	56,761	21,714

CASH AND CASH EQUIVALENTS AT END OF YEAR	200,350	85,892	56,761

* Acquisition of assets and operations consolidated for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash and cash equivalents)		574
Property and equipment, net		(140)
Investment in associated company		2,266
Intangible assets arising from acquisition		(2,987)
Long-term loans and other liabilities		581

Cash received		294

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	123	6,137	1,225

The accompanying notes are an integral part of the financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL:

a.	Nature of operations

Continuing operation:

Scailex Corporation Ltd. (formerly Scitex Corporation Ltd., hereafter the “Company”) is an Israeli company. As of December 31, 2005 the Company operates through two segments:

	a)	Corporate - management of assets and pursuing investments and opportunities.

b)

Continuous inkjet industrial digital printing - develop, manufacture and market of continuous inkjet based digital printers, through the Company’s subsidiary Jemtex Ink Jet Printing Ltd. (hereafter - “Jemtex”).

On December 2005, the shareholders of the Company agreed to change the name of the Company from Scitex Corporation Ltd. to Scailex Corporation Ltd. Amounts provided in these notes to the consolidated financial statements pertain to continuing operations - unless otherwise indicated.

b.	Discontinued operations:

The Company used to operate in two other segments through its subsidiaries. Both segments were disposed over the last two years: Consequently operating results of both segments have been reported in these financial statements as discontinued operations in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144) and the Company has reclassified its results of operations, and the related assets and liabilities for the prior periods in accordance with provisions of FAS 144 as follows:

1) Sale of the High-Speed Digital Printing segment

On January 5, 2004, the Company completed the sell of substantially all of the assets, liabilities and operations of its indirect wholly-owned subsidiary Scailex Digital Printing Inc. (“SDP”) related to its High-Speed Digital Printing Business, including most of the distribution channels that served SDP, to Eastman Kodak Company (“Kodak”), for $ 250 million in cash (in addition $12 million were retained at SDP following the transaction). Pursuant to the agreement, a $25 million was held in escrow, of which (1) $15 million were released in February 2004 to SDP’s parent company (“SDC”, a wholly owned subsidiary of the Company) account, (2) $5 million were released in January 2005 to SDP’s account and (3) the remaining $5 million were released in January 2006, in accordance with the applicable terms of the agreement. The last $5 million are presented as restricted deposit (short-term, in equal shares) in the Company’s balance sheet as of December 31, 2005. The closing of the transaction took place on January 5, 2004. As a result of the transaction, the Company recorded a net gain of approximately $60 million, of which approximately $52 million were included in the statement of operations in 2004, and approximately $8 million of which was recognized in the fourth quarter of 2003 as a tax benefit related to expected utilization of carryforward tax losses including capital losses and is recorded under “income from discontinued operation”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

The current liabilities of SDP classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	Year ended December 31

	2005	2004

	U.S. dollars in thousands

Assets
Federal Income tax receivable (see not 10g(2))	7,800

T o t a l assets	7,800	-,-

Liabilities
Current liabilities	250	2,193

T o t a l liabilities	250	2,193

Revenues and net income from the discontinued operations of SDP are as follow:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Revenues			170,113

Cost of revenues			101,721

Gross profit			68,392

Other operation expenses			56,300

Operating income			12,092

Financial income, net			3,970

Other (income) expenses, net	966	51,646	(390)

Income before taxes on income	966	51,646	15,672

Income tax benefit (note 10g(2))	7,800		4,371

Net income for the year	8,766	51,646	20,043

* In 2004 the Company recognized a gain of $51.6 million on the said sale of SDP presented as part of other income above.

2) Sale of the Wide Format Digital Printing Segment

On November 1, 2005, the Company completed the sale of the substantially all of the assets and the liabilities of the business of Scailex Vision (Tel-Aviv) Ltd. (Formerly Scitex Vision Ltd.), a majority-owned subsidiary of the Company, to Hewlett-Packard Company (“HP”). Under the terms of the agreement, HP paid approximately $230 million in cash to Scailex Vision (subject to certain adjustments under the agreement), of which $23 million are retained in escrow for 24 months to cover possible indemnification claims and $1 million will be retained for 12 months to cover possible tax payments related to 2005. In addition, the Company has agreed to license its rights to the “Scitex” trade name to HP, and has agreed to change its corporate name (accordingly the Company changes its name to Scailex Corporation Ltd. At December 31, 2005, the remaining cash and assets classified as discontinued operations are estimated to be used for future payment of the related liabilities of the discontinued operations. At December 31, 2005, the remaining liabilities classified as discontinued operation represent liabilities for payments of deal expenses and related taxes.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

The assets and liabilities of Scailex Vision (Tel-Aviv) Ltd. (hereafter - Scailex Vision) classified as discontinued operation in the Consolidated Balance Sheets, are as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

A s s e t s
Current assets:
Cash	53,905
Restricted Deposits		13,000
Trade and other receivables	19,049	40,226
Inventories		36,541

T o t a l current assets	72,954	89,767

Funds in respect of employee rights Upon retirement		2,815
Property, plant and equipment, net of depreciation and amortization		9,046
Goodwill		6,717
Other intangible assets, net of accumulated amortization		7,507

T o t a l non-current assets		26,085

T o t a l assets	72,954	115,852

Liabilities
Current liabilities	30,572	81,159
Long-term liabilities:
Liability for employee rights upon retirement		3,530
Loans, net of current maturities	1,192	12,893

T o t a l long-term liabilities	1,192	16,423
Minority interest in discontinued operation	41,190	4,226

T o t a l liabilities	72,954	101,808

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	GENERAL (continued):

Revenues and net income (loss) from the discontinued operations of Scailex Vision are as follow:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Revenues	126,964	128,186	102,880

Cost of revenues	73,778	69,165	63,212

Gross profit	53,186	59,021	39,668

Other operation expenses	40,797	50,037	47,943

Operating income (loss)	12,389	8,984	(8,275)

Financial expense, net	(506)	(3,449)	(2,907)

Other income, net	123,049	212	12

Income (loss) before taxes on income	134,932	5,747	(11,170)

Taxes on income	963	1,054	2,402

Net income (loss)	133,969	4,693	(13,572)

Minority interests in income (loss) of discontinued operation	(37,334)	(3,918)	2,897

Net income (loss)	96,635	775	(10,675)

In 2005 the Company recognized a gain of $92.3 million on the said sale (net of minority interest and related taxes), presented as part of other income above.

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES:

	a.	General:

		1)	Risk factors and concentration

As of December 31, 2005, the Company and its subsidiaries are subject to various risks, including but not limited to: (i) business and industry risks like diversification of the business and uncertainty as to a prospective business model of the Company; changes in domestic and foreign economic and market conditions and classification as investment company under US securities laws; (ii) financial risks such as currency fluctuations, credit risks, obtaining future financing for affiliated companies, decreases in the value of its financial investments and classification as a passive foreign investment company for US tax law purpose; and (iii) risks related to operations in Israel like political, economic and military instability in Israel or the Middle East; and terms and conditions of tax benefits and governmental grants.
See also note 11 for financial instruments and other risks.

		2)	Functional currency

The U.S. dollar is the functional currency for the Company and its subsidiaries. Since the U.S. dollar is the primary currency in the economic environment in which the foreign subsidiaries operate, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

		3)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

		4)	Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

	b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

	c.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, with an original maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents.

	d.	Investments in marketable securities

Pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, part of the Company’s investments in marketable securities has been designated as held to maturity and part of it has been classified as available-for-sale.

Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders’ equity until realized. Interest and amortization of premiums and discounts for debt securities and gains and losses on securities sold are included in financial income. For all investment securities, unrealized losses that are other than temporary are recognized in net income.

For debt securities are held-to-maturity - in the fourth quarter of 2005, the Company decided to hold some securities to maturity and changed some of the classifications to held-to-maturity in accordance with the policy of the Company, the unrealized holding gain or loss at the date of the change in classification continues to be reported as a separate component of comprehensive income in shareholders’ equity, but is being amortized over the remaining life of the security as an adjustment of yield.

Investment in marketable securities - which are to be held to maturity - are stated at amortized cost with the addition of computed interest accrued as of the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium or discount for those debt securities are carried to financial income or expenses.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	e.	Other non-current investments

These investments are carried at cost, net of write-down for decrease in value, which is not of a temporary nature.

	f.	Investments in associated companies

Associated companies are companies over which significant influence is exercised, but which are not consolidated subsidiaries, and are accounted for by the equity method, net of write-down for decrease in value, which is not of a temporary nature. The excess of cost of investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents amounts attributed to know-how and technology. The excess of cost of investment is amortized over a period of 5 years, commencing in the year of acquisition.

	g.	Property and equipment

Property and equipment are carried at cost and are depreciated by the straight-line method over their estimated useful life. Annual rates of depreciation are as follows:

%

Equipment	7-20
Computers	20-33

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset using the straight-line method.

h.	Intangible assets

Intangible assets which consist of technology are presented at cost and are amortized by the straight-line method over the estimated useful life of 5 years.

i.	Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), requires that long-lived assets including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

j.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowances are provided for deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company may incur an additional tax liability in the event of an intercompany dividend distribution by non-Israeli subsidiaries.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	k.	Comprehensive income (loss)

In addition to net income (loss), comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and currency translation adjustments of non-dollar currency financial statements of a subsidiary.

	l.	Treasury shares

Company’s shares held by the Company, are presented as a reduction of shareholders’ equity, at their cost to the Company.

	m.	Research and development costs, net

Research and development costs are charged to income as incurred. Royalty-bearing grants received from governments for approved projects are recognized as a reduction of expenses as the related costs are incurred.

	n.	Stock based compensation

The Company and its subsidiaries account for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25 compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting, and is amortized by the straight-line method against income, over the expected service period.

FAS 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method accounting for employee stock options or similar equity instruments, and encouraged adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans the accounting treatment prescribed by APB 25.

Proforma information regarding net income (loss), required under FAS 123, has been determined as if the Company and its subsidiaries had accounted for its stock options under the fair value method of FAS 123. The fair value for their stock options was estimated at the date of each option grant using the Black-Scholes option pricing model with the following assumptions: in 2004 risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately 3 years; and expected volatility of and 52% respectively.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earning (loss) per share assuming the Company and its subsidiaries had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands (except for per share data)

Net income (loss) from continuing operations - as reported	737	(5,168)	(7,981)
Add: stock based employee compensation expenses, included in reported net loss from continuing operations	20	20	-,-
Deduct: stock based employee compensation expenses determined under fair value method	(95)	(156)	(371)

Pro-forma net income (loss) from continuing operations	662	(5,304)	(8,352)

Net income from discontinued operations - as reported	105,401	52,421	9,368
Add: stock based employee compensation expenses, included in reported net income from discontinued operations (net of minority interest and related taxes)	1,954	8	-,-
Deduct: stock based employee compensation expenses determined under fair value method (net of minority interest and related taxes)	(3,434)	(437)	(1,952)

Pro-forma net income from discontinued operations	103,921	51,992	7,416

Pro-forma net income (loss)	104,583	46,688	(936)

Basic earning (loss) per share - as reported:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.77	1.30	0.22

Net income	2.79	1.17	0.03

Basic Pro-forma earning (loss) per share:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.70	1.29	0.17

Net income (loss)	2.72	1.16	(0.02)

Diluted earning (loss) per share - as reported:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.67	1.30	0.22

Net income	2.69	1.17	0.03

Diluted Pro-forma earning (loss) per share:
Continuing operations	0.02	(0.13)	(0.19)
Discontinued operations	2.60	1.29	0.17

Net income (loss)	2.62	1.16	(0.02)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	o.	Earning (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year excluding the treasury shares held by the Company. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2004, 2003 such effect was not included since it would have been anti-dilutive). In addition, diluted EPS does not reflect options exercisable to the Company’s ordinary shares not included in the EPS calculation since their effect is anti-dilutive include options granted to employees only.

	p.	Revision of prior years statements of cash flows

We have revised our 2004 and 2003 statements of cash flows to separately disclose the operating, investing, and financing portions of the cash flows attributable to our discontinued operations. We had previously reported these amounts on a combined basis.

	q.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

	r.	Recently issued accounting pronouncements:

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) addresses all forms of share-based payment (“SBP”) awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) supersedes our current accounting for SBP awards under APB No. 25 and requires us to recognize compensation expense for all SBP awards based on fair value. In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”) relating to the adoption of SFAS No. 123(R). Beginning in the first quarter of 2006, the Company will adopt the provisions of SFAS No. 123(R) under the modified prospective transition method. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. The Company recognize SBP compensation expense based on FASB Interpretation 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25”, which provides for accelerated expensing and will continue to do so after the adoption of SFAS No. 123(R). SFAS 123R requires the Company to estimate the number of forfeitures expected to occur and record expense based upon the number of awards expected to vest. Currently, the Company accounts for forfeitures as they accrue as permitted under previous accounting standard. The Company does not expect the statement to have a material effect on its consolidated financial position, results of operations or cash flows. In addition, the Company estimates that the cumulative effect of adopting SFAS No. 123R as of its adoption date (January 1, 2006), based on the awards outstanding as of December 31, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur after December 31, 2005 and prior to the Company’s adoption of SFAS No. 123R.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 supercedes of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. The Company will be adopting this pronouncement beginning in the fiscal year 2006 and does not currently believe that it will have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have bee issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not believe adoption of FSP FAS 115-1 and FAS 124-1 will have a material effect on its consolidated financial position, results of operations or cash flows.

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for first time in 2004):

	a.	Jemtex Ink Jet Printing Ltd.

In December 2002, the Company signed a share purchase agreement with Jemtex Ink Jet Printing Ltd (“Jemtex”), according to which, the Company invested additional $2,400,000 in three equal quarterly installments of $800,000 each. The first installment and an advance of $250,000 on the last payment were made in December 2002. The additional $1,350,000 was transferred in February and May 2003. The excess of cost of investment over the Company’s share in Jemtex’ net assets at the date of transaction in the amount of $1,371,000 was attributed to technology to be amortized over five years.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (including associated Company consolidated for first time in 2004) (continued):

In addition, Jemtex granted to the Company for no additional consideration, warrants to purchase (1) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share, exercisable until January 2, 2004, and (2) 3,181 preferred shares of Jemtex at an exercise price of $ 251.467 per share exercisable until March 31, 2005. An amount of $51,000 was allocated to the said warrants out of the total above-mentioned investment of $2,400,000. In August 2003, the Company invested in Jemtex an amount of $799,917 by way of convertible loan, bearing interest at the rate of LIBOR+0.75%. The loan is due on August 31, 2007, and is convertible at the option of the holder, at any time during the term of the note and the accrued interest, into preferred shares. According to the investment agreement and upon its execution, the second warrant to purchase 3,181 preferred shares of Jemtex was cancelled.

In the beginning of 2004, the Company concluded a $1.5 million investment in Jemtex in consideration for convertible loans, out of which $0.45 million were provided to Jemtex in late 2003 and $1.05 million were provided to Jemtex in early 2004.

In addition, during September 2004, the Company signed an investment agreement and invested an additional amount of $1 million by way of convertible loans and in November 2004 signed a further investment agreement under which it invested between the date of such agreement and January 2005 an additional amount of $1 million by way of convertible loans. The convertible loans and accrued interest thereon may be converted by the Company into preferred shares of Jemtex at any time during a 5-year period at an exercise price of approximately $0.68 subject to adjustment as set forth in the notes. The loans bear interest of between LIBOR plus 0.75%-1%.

During February 2005, the Company signed on an investment agreement (that was subsequently amended to increase the invested amount), under which the Company invested a total of $2,825,000 by way of convertible loans in 2005. The convertible loans bear interest at LIBOR plus 1% and mature 5 years from the date of issuance. The convertible loans are convertible at the option of the Company to preferred shares, nominal value NIS 0.01 per share at any time after the issue date of the particular note and ending at the maturity date at a price per share of approximately $0.68, subject to adjustment as set forth in the notes.

As of December 31, 2005, the Company effectively holds approximately 85% of Jemtex’s issued share capital on an “as-converted” basis. Jemtex has a capital deficit and as the Company is currently the sole financier of Jemtex, it has taken full share (100%) in Jemtex’ losses, commencing on the third quarter of 2003.

Since January 2004, Jemtex financial statements are consolidated with those of the Company, since the Company effectively has the right to appoint 4 out of 6 directors and holds majority of the shareholders voting rights.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 –	INVESTMENTS IN ASSOCIATED COMPANIES (continued):

	b.	Objet Geometries Ltd.

On June 28, 2005, the Company sold all of its holdings in Objet Geometries Ltd. (hereafter - “Objet”) to several shareholders of Objet for $3 million in cash. Additional contingent consideration will be paid to the Company if Objet undergoes specified “exit events” prior to the end of 2007. The Company recognized a gain on sale of approximately $3 million from this sale, presented under “Share in results of associated company” in the Company’s 2005 Statements of operations.

Summarized data from Objet’s financial statements for the periods ended December 31, 2004:

December 31,
2004

U.S. dollars in
thousands

Current assets	8,515

Non-current assets	1,415

Current liabilities	11,938

Non-current liabilities	732

Year ended
December 31,
2004

U.S. dollars in
thousands

Revenues	16,951

Gross profit	6,520

Operating loss	(678)

Net loss	(845)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	OTHER INVESTMENTS:

a.

During 2005, the Company invested an amount of $0.3 million in Dor Venture Capital (hereafter - “Dor”), following a capital call made by Dor. In May 2005, the Company received $1 million as a return on investment. As a result, the Company recognized a gain of $0.8 million presented in other income. As of December 31, 2005, the Company is committed to invest an additional $1.8 million in Dor.

	b.	See also note 14c.

NOTE 5 –	PROPERTY AND EQUIPMENT

Grouped by major classifications, the assets are composed as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

Equipment	133	132
Leasehold improvements	64	64
Computers	302	285

	499	481
Less - accumulated depreciation and amortization	(417)	(380)

	82	101

Depreciation of property and equipment from continuing operations totaled $37,000, $58,000 and $23,000 in 2005, 2004 and 2003, respectively.

NOTE 6 –	INTANGIBLE ASSETS:

Intangible assets are comprised of acquired technology, as follows:

	December 31

	2005	2004

	U.S. dollars in thousands

Gross carrying amount	6,072	6,072
L e s s - accumulated amortization and impairment charges	(5,513)	(4,298)

	559	1,774

Amortization expenses totaled $1,215,000 and $1,215,000 in 2005 and 2004 respectively. Estimated amortization expense for the following years, subsequent to December 31, 2005:

U.S. dollars in thousands

Year ending December 31:
2006	284
2007	275

559

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	EMPLOYEE RIGHTS UPON RETIREMENT:

a.

Israeli labor laws and agreements require the payment of severance pay upon dismissal of an employee or upon termination of employment in certain circumstances. The liability is based upon the length of service and the latest monthly salary (one month’s salary for each year worked), and is mainly funded through monthly payments by the Company and its Israeli subsidiaries to severance pay and pension funds as well as insurance companies (principally, an insurer which is an affiliate of the two major shareholders of the Company).

The Company records the long-term obligation as if it was payable at each balance sheet date on an undiscounted basis.

	b.	Severance pay and defined contribution plan expenses totaled $145,000, $191,000 and $9,000, in 2005, 2004 and 2003, respectively.

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	Commitments:

		1)	Operating leases

The Company leases its facilities and automobiles under cancelable and non-cancelable operating lease agreements. The commitment of the Company and its subsidiary since the end of year 2005 is for additional six months.

2)

Commencing November 1, 2001 and until January 2004, the Company’s headquarters were located on the premises of one of its major shareholders. The Company obtained the services of certain executives and other staff as well as certain services from the major shareholder, for which the Company paid amounts based on formulas determined in the agreement between the Company and the shareholder. During the first two quarters of 2004, the Company’s headquarters were relocated to the premises of another major shareholder. The Company obtains the services of an executive as well as certain ancillary services from the shareholder, for which the Company pays amounts based on formulas determined in the agreement between the Company and the shareholder. Expenses due to the said agreements totaled $302,000, $227,000 and $518,000 in 2005, 2004 and 2003, respectively. Beginning with the third quarter of 2004 the Company has a lease agreement with an unrelated third party.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)

In connection with its research and development, a subsidiary of the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $3,249,000. In return for the Government of Israel’s participation, the subsidiary is committed to pay royalties at a rate of 3% - 5% of sales of the developed products, up to 100% of the amount of grants received (for grants received under programs approved subsequent to January 1, 2000 - 100% plus interest at LIBOR). The subsidiary’s total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $3,200,000, as of December 31, 2005.

		4)	In connection with a commitment to invest in investee company, see note 4a.

	b.	Contingent liabilities:

1)

A shareholder of the Scailex Vision (hereafter CDI), filed against Scailex Vision (and others) three claims in 2003 and 2004: the first, a monetary claim in the amount of NIS 14 million, asserting, inter alia, that SV had “allowed” its controlling shareholders and directors to execute the share exchange agreement with the company and Scailex Vision International, dated December 2002, to CDI’s alleged detriment. The second, an originating motion, requiring that Scailex Vision submit to CDI various documents and information pertaining to the conversion of all preferred shares of Scailex Vision into ordinary share capital, that took place in May 2003. The third, also an originating motion, was directed against the resolutions adopted by Scailex Vision’s audit committee, board of directors and general meeting of shareholders, that approved the internal financing round of May 2004.

On April 6, 2005, the Company and the Company’s two largest shareholders, Clal and Discount (the “Purchasers”) signed an agreement with the minority shareholder, whereby they agreed to purchase all of the minority shareholder’s shares in Scailex Vision, constituting then 1.89% of Scailex Vision’s issued share capital (1.35% on a fully diluted basis) in consideration for $1.6 million, plus additional contingent consideration to be paid if Scailex Vision undergoes an “exit event” within the next 2 years at a higher valuation as detailed in the agreement. In the framework of the agreement, the minority shareholder dismissed all suits and other legal proceedings it had initiated or had threatened to initiate against the Company, the Purchasers and other various parties. In addition, the minority shareholder, on one hand, and the Company, the Purchasers and other various parties on the other hand waived all other claims and disputes in connection with Scailex Vision they may have vis-à-vis the other party to the agreement.

As a result of the sale of the business of Scailex Vision on November 1, 2005 (that is being considered as an “exit event”) the company and the other two shareholders compensated the minority shareholders according to the agreement. The company accrued $0.34 million for that purpose and paid it to the minority in the beginning of 2006.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)

In December 2003, three minority shareholders of Objet, a company in which the Company had a 22.91% interest, filed an approximate 7.8 million New Israeli Shekels (“NIS”) (approximately $1.75 million) lawsuit against Objet, certain of its shareholders, including the Company, and certain of Objet’s directors. The lawsuit alleges that the defendants acted in a manner that prejudiced the rights of the minority shareholders, and breached Objet’s obligations to such shareholders. Among the remedies being sought by the said minority shareholders are compensation, restitution (with linkage and interest) of the investment amount, or repurchase of the plaintiffs’ shares in Objet, and a demand for changes to the terms of certain convertible loans made to Objet by certain of the defendants including the Company. Objet has asked for a dismissal of the case relating to one of the parties suing.

In September 2005 the court recommended to the parties to try and settle the dispute in mediation (the parties have not reached any settlement yet regarding the mediator to be appointed).

At this time neither Objet nor the Company is able to assess the likelihood of success of the suit, therefore no provision was recorded.

3)

Claims have been filed against the Company and its subsidiaries in the ordinary course of business. The Company and its subsidiaries intend to defend themselves vigorously against those claims. Management does not expect that the Company will incur substantial expenses in respect thereof; therefore, no provision has been made for the claims.

NOTE 9 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

		1)	The Company’s shares are traded on NASDAQ, under the symbol SCIX, and on The Tel Aviv Stock Exchange (“TASE”).

On December 31, 2005, the Company’s share closed on NASDAQ and TASE at $6.00 and approximately $5.97 (in NIS), respectively.

2)

The number of shares stated as issued and outstanding - 43,467,388 shares at December 31, 2005 and 2004 - includes, at December 31, 2004, 5,401,025 shares repurchased by the Company and held by the Company or by a trustee. These shares bear no voting rights or rights to cash dividends.

	b.	Cash distribution and treasury stock

In 2004, approximately $118 million were transferred by the Company to its shareholders through a repurchase of shares from the shareholders and a cash distribution:

		1)	In June 2004, the Company completed a self tender offer and purchased 4,952,050 shares for an aggregate amount of approximately $28.1 million that represent $5.67 per share.

		2)	In July 2004, the Company distributed in cash $2.36 per ordinary share, or approximately $89.8 million in the aggregate, to its shareholders.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

	c.	Share incentive and stock option plans

2001 and 2003 Plans

In December 2001, the Company’s shareholders approved the adoption of the Company’s 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. In December 2003, the Company’s shareholders approved the adoption of the company’s 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all such reserved shares being available for issuance under either the 2001 Plan or the 2003 Plan. Option awards may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and exercisability, are determined by the board of directors. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

The 2003 Plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

On September 20, 2004, the board of directors resolved to grant two senior employees of the Company options under the 2003 Plan to purchase an aggregate of 168,000 shares of the Company at an exercised price of $3.70 per share. The fair value of one share at the day of grant was $4.11. The options vest ratably over three years and are exercisable for ten years until September 20, 2014. Any options not exercised by then will expire. In the year 2004, the Company recorded $69,000 of deferred stock compensation for the excess of the fair value of shares over the exercise price at the date of grant related to these options. The deferred stock compensation is amortized over the vesting period using the straight-line method. The compensation costs of $20,000 and $7000 is presented under “general and administrative expenses” in 2005 and 2004 respectively.

In the years ended December 31, 2005 and December 31, 2003, no options were granted under either the 2001 plan or 2003 plan.

The options granted under the Company’s plans are exercisable for the purchase of shares as follows:

	December 31

	2005	2004

	Number of options

At balance sheet date	234,754	351,922
During the first year thereafter	56,000	56,000
During the second year thereafter	56,000	112,000

	346,754	519,922

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

A summary of the status of the Company’s plans at December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Year ended December 31

	2005		2004		2003

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price

		$		$		$

Options outstanding at beginning of year	519,922	8.09	987,066	10.48	1,252,492	10.34
Changes during the year:
Granted			168,000	3.70
Forfeited and canceled	(173,168)	10.46	(635,144)	10.64	(265,426)	9.82

Options outstanding at end of year	346,754	6.91	519,922	8.09	987,066	10.48

Options exercisable at end of year	234,754	8.44	351,922	10.19	978,732	10.50

Options available for future awards	1,732,000		1,732,000		1,900,000

The weighted average fair value of options granted during 2004 is $1.69.

The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 3.1%; dividend yields of zero; expected life of the options of approximately three years; and expected volatility of 52%.

The following table summarizes information about options under the Company’s plans outstanding at December 31, 2005:

Options outstanding				Options exercisable

Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price

$		Years	$		$

3.70	168,000	8.7	3.70	56,000	3.70
9.06	102,754	0.6	9.06	102,754	9.06
10.00	9,000	3.0	10.00	9,000	10.00
11.00 to 11.99	61,000	0.6	11.11	61,000	11.11
12.00 to 12.99	6,000	1.8	12.57	6,000	12.57

	346,754	4.6	6.91	234,754	8.44

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 –	SHAREHOLDERS’ EQUITY (continued):

Option plan in subsidiaries

1)

The Company’s Israeli subsidiary, Scailex Vision (who’s operations are classified as discontinued in these financial statements), has an employee stock option plan (the “subsidiary plan”), whereunder options to purchase up to 18,054,200 ordinary shares of the subsidiary can be granted to employees, directors and consultants of the subsidiary without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the subsidiary.

During 2005, 14,626, options were exercised of the above grants (During 2004 and 2003 no options were exercised).

As of December 31, 2005, 15,673,184 options are granted, vested and outstanding at an exercise price of $0.405223.

In connection with the sale of the business of Scailex Vision, the board of directors of Scailex Vision decided to accelerate part of the unvested options prior to the transaction, according to specific criteria such as seniority at work and grant dates. 4,693,683 options were accelerated. In connection with this acceleration, Scailex Vision recorded a compensation expense of approximately $2.4 million (this amount was classified as “net income from discontinued operation” in the statement of operation). The options that were not accelerated were forfeited. See also note 14.

2)

In 2003, Jemtex adopted an Option Plan which grants options to purchase up to an aggregate of 426,100 Ordinary shares to officers, directors, key employees, etc. The plan will expire eight years after its adoption unless terminated earlier by the Board of Directors.

In 2003, Jemtex granted certain employees 176,200 options (No options were granted in previous years). The options may be exercised over a period of eight years from the date of grant, at an exercise price of $ 2.26. The vesting period of the options is up to four years. No compensation expense was recognized, as the exercise price on the date of grant was greater than the estimated fair value of the underlying shares.

NOTE 10 –	TAXES ON INCOME:

	a.	The Company and its Israeli subsidiary:

Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s subsidiary has received the approval of the Investment Center for an investment program for the Lod facility, qualifying for “alternative benefits” under the Law for the Encouragement of Capital Investments, 1959 (“the Law”).

These benefits provide the subsidiary with an exemption from income taxes on income from its “Approved Enterprise”, for a period of two years followed by reduced tax rates of 25% for an additional period of five years from the first year in which there is taxable income, up to the earlier of twelve years from the time the facility was first made operational, or fourteen years from the issuance of the letter of approval. The investment program was completed and a final implementation report was submitted to the Investment Center.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the Inflationary Adjustments Law)

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries elected to measure their results on the basis of the changes in the Israeli CPI.

Tax rates

The income of the company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

	b.	Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed under the laws of their countries of residence.

	c.	Carryforward tax losses and deductions

Carryforward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from realization of marketable securities approximated $391 million at December 31, 2005. Most of the carryforward amounts are available indefinitely with no expiration date.

	d.	Deferred income taxes:

	December 31

	2005	2004	2003

	U.S. dollars in thousands

Computed in respect of the following:
Carryforward tax losses and credits	136,946	141,028	133,000
Investments	4,191	5,447	4,374

	141,137	146,475	137,374
Less - valuation allowance (attributed mainly to loss carryforwards and expenses deductible upon payment)	(139,877)	(145,766)	(137,374)

	1,260	709	-,-

Deferred income taxes are included in the balance sheets as current assets	1,260	709	-,-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

	e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

The Company and its Israeli subsidiaries	(4,916)	(5,591)	(1,840)
Non-Israeli subsidiaries	2,683	720	(504)

	(2,233)	(4,871)	(2,344)

f.	Taxes on income included in the statements of operations - from continuing operation:

1)	As follows:

	Year ended December 31

	2005	2004

	U.S. dollars in thousands

Current:
Israeli	(185)	(103)
Non-Israeli	(272)	515

	(457)	412

Deferred, see e. above -
Non-Israeli	551	709

	551	709

	94	1,121

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a. above) and the actual tax expense:

	Year ended December 31

	2005	2004	2003

	U.S. dollars in thousands

Loss before taxes on income	(2,233)	(4,871)	(2,344)

Theoretical tax expense (tax benefit) on the above amount	(759)	(1,705)	(844)
Decrease in taxes resulting from different tax rates – net	(175)	(75)
Change in valuation allowance	(5,889)	8,392	(16,601)
Changes in deferred taxes resulting from carryforward tax losses	4,082	(8,028)	17,445
Increase in taxes resulting from prior years		(515)
Increase (decrease) in taxes arising from differences between non-dollar currencies income and dollar income, net, and other*	2,835	3,052	-,-

Taxes on income in the consolidated statements of operations	94	1,121	-,-

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –	TAXES ON INCOME (continued):

*

Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries, see a. above) and the changes in the exchange rate of Israeli currency relative to the dollar.

	g.	Tax assessments:

		1)	The Company has received, or is considered to have received, final tax assessments through the 2000 tax year.

2)

Following the filing of tax returns of the Company’s U.S. subsidiaries (reported under discontinued operations of SDP) for the years 1992 through 1996 (and receive certain refunds in respect thereof), the Internal Revenue Service (IRS) commenced an audit on those years. By the end of 2001, the Company had already made advance payments of $21.5 million on account of this audit. In partial settlement of said audit the Company consented to a “partial assessment” by the IRS for approximately $10.6 million of federal taxes on certain agreed upon issues in June 2002. In the same month, the Company received a notice from the IRS proposing to assess $29.6 million of additional federal income taxes for the years 1992 through 1996. In August 2002, the Company appealed the proposed additional assessment. In February 2004, following negotiations with the IRS, the Company finalized the settlement with the IRS, and the during the remainder of 2004, the Company concluded paying according to the settlement the IRS in an amount of $5.9 million to the IRS, and also paid $5.7 million as state taxes derived from that IRS audit.

As a result of the conclusion of the 1992-1996 IRS audits, the Company filed federal tax amendments for the years 1994, 1995 and 1997, claiming a refund of $7.8 million of federal taxes. During 2005, the IRS reviewed the refund claim and forwarded the refund request on to the Joint Committee of Taxation for their approval. Management estimates that the likelihood of receiving this refund is high; therefore the Company recorded a Federal income tax receivable of $7.8 million as part of discontinued operations on 2005. When the cash is received it will be allocated to continued operations of the Company.

During 2005 the IRS has begun an audit of the US subsidiary for year 2003 and for the requested refund.

NOTE 11 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

	a.	Foreign exchange risk management

The Company and its subsidiaries operate internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates.

	b.	Concentrations of credit risks

At December 31, 2005 and 2004, the Company and its subsidiaries held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. Substantially, all of the marketable securities held by the Company are debt securities of the U.S. Treasury and highly rated corporations. The Company considers the inherent credit risks to be remote.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

	c.	Cash Management and Fair value of financial instruments

The financial instruments of the Company and its subsidiaries consist mainly of cash and cash equivalents, marketable securities and short-term investments.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount.

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	a.	Information on investments in securities available for sale and held-to-maturity:

		1)	The fair value and the amortized cost of available-for-sale securities, cash equivalents and short term maturities of securities held-to-maturity are as follows:

	December 31, 2005

	Cost	Unrealized holding losses (*)		Estimated fair market value (except for securities held- to-maturity)

	U.S. dollars in thousands

Corporate debt securities	19,517	(428	)**	19,089

Accrued interest to the end of the year				367
Current maturities of securities held-to-maturity				10,949

Total - securities presented as short-term				30,405

(*)

Such unrealized holding losses are the result of an increase in market interest rates during 2004 and 2005 and are not the result of credit or principal risk. Based on the nature of the investments, management concluded that such unrealized losses were not other than temporary as of December 31, 2005. Securities in continuance amounts reclassified out of accumulated comprehensive income into earning are determined by specific identification. As of December 31, 2005, the Company held investments in available for sale with unrealized holding losses totaling $428,000. Realized losses in 2005 were approximately $84,000 compared to 2004 that were approximately $70,000.

(**)	Of which $306,000 has been in continuous unrealized loss position for over 12 months.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2)	Maturities of the available-for-sale and held-to-maturities above securities are as follows:

	Securities held- to-maturity	Estimated fair market value of available for sale securities

	U.S. dollars in thousands

2006	11,127	5,399
2007	16,643	9,050
2008	2,967	3,010
2009 and there after	9,914	2,002

	40,651	19,461

In addition, as a result of the Company’s decision in the forth quarter of 2005, to hold certain securities, then classified as available-for-sale, to maturity an other comprehensive income of unrealized losses of $682 thousands continues to be reported as a separate component of comprehensive income in shareholders’ equity, but is being amortized over the remaining life of the security as an adjustment of yield.

3)

In June and August 2003, the Company sold all of its remaining holdings in Creo Inc. (hereafter - “Creo”) shares for a net total consideration of $54,000,000 and recorded a gain of approximately $3,000,000. Prior to the said sale, the investment in Creo shares was accounted for as shares available for sale, and following the sale of the shares, the Company recorded approximately $750,000 gain in its shareholders’ equity. This gain was realized and released to earnings in 2003.

b.	Long-term loans:

In July 2004, Jemtex received a waiver of all rights regarding a long-term loan from a third party at the amount of $581,000. The waiver of the loan is presented in the financial statements under “Other income, net”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

		Year ended December 31

		2005	2004

		U.S. dollars in thousands

c.	Research and development costs, net:
	Expenses incurred	2,555	2,346
	L e s s - royalty-bearing participations from the Government of Israel	(6)	(178)

		2,549	2,168

		Year ended December 31

		2005	2004	2003

		U.S. dollars in thousands

d.	Marketing, general and administrative expenses:
	Marketing	55	51
	General and administrative	3,624	4,808	2,890

		3,679	4,859	2,890

e.	Financial income, net:
	Interest income	4,470	2,874	255
	Gain (loss) on trading marketable securities, net	(84)	(70)	3
	Interest on loan from associated company			(237)
	Bank charges	(48)	(67)	(10)
	Other (including foreign exchange transaction losses, net)	(45)	(14)	37

		4,293	2,723	48

f.	Other income, net:
	Gain from sale of a portion in a subsidiary			2,822
	Impairment of investment in cost			(2,492)
	Distribution of funds from cost method investment	793
	Gain from waiver of a loan		585
	Other	124	63	168

		917	648	498

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SEGMENTS INFORMATION:

a.	General:

Following the sale of the wide format digital printing segment the Company is operating in two segments: 1) The corporate segment that its main activity is management of the funds of the company. 2) The continuous inkjet industrial digital printing segment (develop, manufacture and market of continuous inkjet based digital printers for the industrial printing ceramic tiles and textile markets).

b.	Information on segment loss and assets of the reportable operating segments:

	1)	Measurement of segment loss and assets:

The measurement of losses and assets of the reportable segments is based on the same accounting principles applied in these consolidated financial statements.

	2)	Financial data relating to the reportable operating segments:

	Year ended December 31,

	2005	2004

	U.S. dollars in thousands

Operating loss from continuing operations:
Corporate	(2,862)	(4,252)
Continuous inkjet industrial digital printing	(4,581)	(3,990)

Total consolidated operating loss from continuing operations	(7,443)	(8,242)

Financial income, net:
Corporate	4,283	2,757
Continuous inkjet industrial digital printing	10	(34)

Total consolidation financial income, net	4,293	2,723

Other income, net:
Corporate	917	62
Continuous inkjet industrial digital printing		586

Total consolidation other income, net	917	648

Income (loss) before taxes on income:
Corporate	2,338	(2,648)
Continuous inkjet industrial digital printing	(4,571)	(2,223)

Total consolidation loss before taxes on income	(2,233)	(4,871)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 –	SEGMENTS INFORMATION (continued):

	December 31,

	2005	2004

	U.S. dollars in thousands

Assets:
Corporate:
Cash*	235,920	147,239
Other assets	330	627
Securities held-to-maturities	29,707
Other long-lived assets	2,158	8,395
Continuous inkjet industrial digital printing	2,149	2,040

	270,264	158,301

Discontinued operations	80,754	115,852

	351,018	274,153

Depreciation and amortization expenses:
Corporate	4	7
Continuous inkjet industrial digital printing, other assets	1,248	1,266

	1,252	1,273

* including short term investments and short term restricted cash.
** The majority of long-lived assets are located in Israel.

NOTE 14 –	SUBSEQUENT EVENTS:

a)

In January 2006, Scailex Vision’s shareholders approved the distribution of a cash dividend in the amount of approximately $135 million, which reflected the amount available for distribution, (of which $101 million received by the Company) following the conclusion of the asset sale agreement with HP (after taking into consideration funds required for loan repayments, taxes and other liabilities and expenses). The distribution resulted in the payment of approximately $0.80 per share to each shareholder and approximately $0.39 per option to each option holder.

b)

In July 2003 and May 2004, two of the Company’s shareholders granted Scailex Vision convertible loans in the total amount of $933,000 and $805,000, respectively (the balance of this convertible loan is presented in discontinued operations). Prior to the distribution said in note 14a, the lenders converted the entire principal of their loans and all interest accrued thereon into a total of 4,559,650 ordinary shares, based on a conversion price $0.405223 per share. Additionally, such lenders exercised the right granted to them and exercised a total of 1,058,578 warrants (which had been issued to them in association with the loans they provided) by means of setting off the exercise price ($0.405223 per share) against the dividend payable on the ordinary shares issuable upon exercise of such warrants (i.e. cashless exercise).

c)

In January 2006, RealTimeImage, Ltd., (hereafter - RTI) in which the Company holds approximately 14.9% of the issued share capital (RTI was recorded on the Company’s balance sheet at $1.2 million as of December 31, 2005, and accounted under the cost method) paid dividend to its shareholders. The Company received approximately $2.7 million.